Mail Stop 4561

November 20, 2008

VIA U.S. MAIL AND FAX (516) 887-2029

Mr. Jerome Cooper
Chief Executive Officer
GTJ REIT, Inc.
444 Merrick Road
Lynbrook, NY 11563

>   **Re: GTJ REIT, Inc**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed May 1, 2008**
>   **File No. 333-336110**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Income

1. Please tell us how you determined that it was appropriate for you to not retroactively adjust earnings per share for the recapitalization of Green's equity and for the stock dividend paid out during 2007. Please reference the accounting literature you relied upon in your response.

Note 13. Commitments and Contingencies, page F-43

2. We note from your disclosure that you have retained an environmental engineering firm to assess the costs associated with your remedial investigation and feasibility study, and that the estimated range of loss is $5.2 million to $10.4 million, of which your portion is approximately 27%. Please tell us who is responsible for the remainder of the costs, and why you would not be responsible for the costs in their entirety.

Form 10-Q for the quarter ended June 30, 2008, page 19

3. We note from your risk factor on page 19 that your paratransit business is in the process of being closed down, due to the termination of your contract with the New York Transit Agency of the Metropolitan Transit Authority on September 30, 2008. Please tell us what your plans are for the assets of the paratransit business, and if you have evaluated them for impairment. If you plan to dispose of the assets of the paratransit segment by sale, please tell us why you have not classified the assets as assets held for sale and the operations as discontinued operations in your June 30, 2008 financial statements. If you plan to dispose of the assets other than by sale, please clarify your accounting policy related to these assets in your next filing. Additionally, please tell us how you have revised your depreciation policy related to the assets to be disposed of, and disclose what date it was revised.

Form 8-K Filed on March 4, 2008

4. In your filing on Form 8-K, filed March 4, 2008, you indicated that the acquisition of 8 Farm Springs Road constitutes a significant amount of assets and that you planned on filing the required financial statements of the property within 71 days. Please file the required financial statements for 8 Farm Springs Road, and the required pro forma financial information on Form 8-K or tell us why this is not necessary.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief